Exhibit 99.1

TORO CORP.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On April 14, 2025, Toro Corp., (“Toro”) completed the previously announced spin-off of its Handysize tanker segment, which was effected by the distribution of 100% of the outstanding common shares of Robin Energy Ltd. (“Robin”) to Toro’s common shareholders (the “Distribution”). Holders of Toro’s common shares received one common share of Robin for every eight common shares of Toro held of record at the close of business on April 7, 2025. Robin is now an independent public company whose common shares trade on the NASDAQ Capital Market under the symbol “RBNE”. Toro retained 2,000,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin, having a stated amount of $25 per share and a par value of $0.001 per share.

The following unaudited pro forma consolidated financial information is presented to illustrate the impact on Toro’s historical consolidated financial results of (i) the contribution by Toro to Robin of all the assets and liabilities (including Xavier Shipping Co., the holding company of the now sold tanker vessel M/T Wonder Formosa) that comprise the Handysize tanker segment previously owned and operated by Toro, (ii) the contribution by Toro to Robin of $10,356,450 in cash for additional working capital, (iii) the Distribution and (iv) certain other transactions consummated in connection with the contribution and Distribution (collectively, the “Spin-Off”). The unaudited pro forma consolidated balance sheet as of December 31, 2024 has been prepared giving effect to the Spin-Off as if the Spin-Off had occurred as of December 31, 2024. The unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2024 have been prepared giving effect to the Spin-Off as if the Spin-Off had occurred on January 1, 2024.

The unaudited pro forma consolidated statements of comprehensive income reflect expense allocations made to Robin by Toro of its general and administrative expenses for items such as audit, legal and consultancy services, and stock-based compensation costs. The general and administrative expenses incurred by Toro have been allocated on a pro rata basis between Toro and Robin within ‘General and administrative expenses’ based on the proportion of the number of ownership days of Robin’s vessel to the total ownership days of Toro’s fleet. For further details of the allocation, please refer to the combined carve-out financial statements and related notes included elsewhere in Robin’s annual report on Form 20-F filed for the year ended December 31, 2024.

The unaudited pro forma financial information has been derived from the historical annual consolidated financial statements of Toro and historical annual combined carve-out financial statements of Robin, and reflects certain assumptions and adjustments, including the assumptions regarding allocation of general and administrative expenses, that management believes are reasonable under the circumstances and given the information available at this time. The unaudited pro forma financial statements are provided for illustrative and informational purposes only and are not intended to represent or be indicative of what Toro’s financial condition or results of operations would have been had the Spin-Off occurred on the dates indicated. The unaudited pro forma financial statements should not be considered representative of Toro’s future consolidated financial position or consolidated results of operations. The unaudited pro forma consolidated financial information presented below should be read in conjunction with Toro’s “Operating and Financial Review and Prospects” and historical annual condensed consolidated financial statements and corresponding notes thereto included in its annual report on Form 20-F for the year ended December 31, 2024.

TORO CORP.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2024

(Expressed in U.S. Dollars – except for share data)

	Historical Toro	Contribution to Robin	Other Transaction Accounting Adjustments	Notes	Pro Forma Toro
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	37,193,010	(369)	(22,499,631)	(a),(b)	14,693,010
Due from related parties, current	6,072,800	(12,376,064)	12,143,181	(b)	5,839,917
Accounts receivable trade, net	416,300	(416,300)			-
Inventories	194,981	(45,595)			149,386
Prepaid expenses and other assets	291,832	(45,612)			246,220
Investment in equity securities, current	226,566	-			226,566
Loan to Related Party, current	10,364,205	-			10,364,205
Accrued charter revenue	19,590	-			19,590
Current assets of discontinued operations	495,003	-			495,003
Total current assets	55,274,287	(12,883,940)	(10,356,450)	(a),(b)	32,033,897

NON-CURRENT ASSETS:
Vessels, net	72,767,793	(6,875,903)			65,891,890
Due from related parties, non-current	1,590,501	(388,542)			1,201,959
Prepaid expenses and other assets, non-current	357,769	(357,769)			-
Deferred charges, net	1,081,481	(1,075,826)			5,655
Investment in equity securities, non-current	4,647,853	-			4,647,853
Investment in related party	100,687,500	-	20,000,000	(c)	120,687,500
Loan to Related Party, non-current	90,000,000	-			90,000,000
Total non-current assets	271,132,897	(8,698,040)	20,000,000	(c)	282,434,857
Total assets	326,407,184	(21,581,980)	9,643,550	(a),(b),(c)	314,468,754

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	338,333	-			338,333
Accounts payable	770,826	(156,253)			614,573
Deferred revenue	984,000	-			984,000
Accrued liabilities	982,636	(313,905)			668,731
Current liabilities of discontinued operations	1,619,763	-			1,619,763
Total current liabilities	4,695,558	(470,158)			4,225,400

NON-CURRENT LIABILITIES:
Total non-current liabilities	-	-			-

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares:140,000 shares issued and outstanding as of December 31, 2024, aggregate liquidation preference of $140,000,000 as of December 31, 2024	122,665,819	-			122,665,819
Total mezzanine equity	122,665,819	-			122,665,819

SHAREHOLDERS’ EQUITY:					-
Common shares, $0.001 par value; 3,900,000,000 shares authorized; 19,093,853 shares issued and outstanding as of December 31, 2024	19,094	-			19,094
Preferred shares, $0.001 par value: 100,000,000 shares authorized:
Series B Preferred Shares – 40,000 shares issued and outstanding as of December 31, 2024	40	-			40
Additional paid-in capital	58,605,224	(6,188,018)	9,643,550	(a),(c)	62,060,756
Retained earnings	140,421,449	(14,923,804)			125,497,645
Total shareholders’ equity	199,045,807	(21,111,822)	9,643,550	(a),(c)	187,577,535
Total liabilities, mezzanine equity and shareholders’ equity	326,407,184	(21,581,980)	9,643,550	(a),(c)	314,468,754

TORO CORP.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2024

(Expressed in U.S. Dollars – except for share data)

	Historical Toro	Contribution to Robin	Other Transaction Accounting Adjustments	Notes	PPro Forma Toro
REVENUES:
Time charter revenues	14,315,299	-			14,315,299
Voyage charter revenues	1,310,312	-			1,310,312
Pool revenues	6,768,672	(6,768,672)			-
Total vessel revenues	22,394,283	(6,768,672)			15,625,611

EXPENSES:
Voyage expenses (including related party voyage expenses)	(1,594,751)	315,055			(1,279,696)
Vessel operating expenses	(9,300,399)	2,310,287			(6,990,112)
Management fees to related parties	(1,930,810)	386,162			(1,544,648)
Provision for doubtful accounts	(25,369)	-			(25,369)
Depreciation and amortization	(4,901,246)	1,168,558			(3,732,688)
General and administrative expenses (including related party general and administrative expenses)	(10,198,863)	1,522,516			(8,676,347)
Total expenses	(27,951,438)	5,702,578			(22,248,860)

Operating (loss)/income	(5,557,155)	(1,066,094)			(6,623,249

OTHER INCOME / (EXPENSES):
Interest and finance costs	(230,531)	13,063			(217,468)
Interest income	8,354,608	-			8,354,608
Interest income from related party	364,205	-			364,205
Dividend income from related party	2,645,833	-	500,000	(d)	3,145,833
Foreign exchange losses	(21,019)	1,628			(19,391)
Dividend income on equity securities	4,136	-			4,136
Loss on equity securities	(48,542)	-			(48,542)
Total other income/(expenses), net	11,068,690	14,691	500,000	(d)	11,583,381

Net income and comprehensive income from continuing operations, before taxes	5,511,535	(1,051,403)	500,000	(d)	4,960,132
Income taxes	-	-			-
Net income and comprehensive income from continuing operations, net of taxes	5,511,535	(1,051,403)	500,000	(d)	4,960,132
Net income and comprehensive income from discontinued operations, net of taxes	19,695,969	-			19,695,969
Net income and comprehensive income	25,207,504	(1,051,403)	500,000	(d)	24,656,101
Dividend on Series A Preferred Shares	(1,423,333)	-			(1,423,333)
Deemed dividend on Series A Preferred Shares	(3,064,409)	-			(3,064,409)
Net income attributable to common shareholders	20,719,762	(1,051,403)	500,000	(d)	20,168,359

Loss per common share, basic and diluted, continuing operations	(0.04)				(0.07)
Earnings per common share, basic and diluted, discontinued operations	1.13				1.13
Earnings per common share, basic and diluted, total	1.09				1.06
Weighted average number of common shares, basic and diluted	17,399,772				17,399,772

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a)	Toro contributed to Robin $10,356,450 in cash for additional working capital and is presented in “Cash and cash equivalents”.

(b)
Toro reimbursed to Robin $12,143,181 in cash, mainly representing the funds transferred from Robin subsidiaries to the treasury manager of Toro in order to facilitate the management of their cash surpluses and organize more efficiently its expenditure payments, presented in “Cash and cash equivalents” and “Due from related parties, current”.

(c)
Toro recognized the 2,000,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin at their fair value in the amount of $20,000,000, presented in “Investment in related party”.

(d)
Toro is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $25 per share, of the 2,000,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Robin, receivable quarterly in arrears on the 15th day of each January, April, July and October in each year. The receivable dividends amounted to $500,000 during the year ended December 31, 2024 and is presented in “Dividend income from related party”.